================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                              THE FINOVA GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    317928109
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 23, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                              (Page 1 of 16 pages)

================================================================================

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------
------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   Berkadia Equity Holdings LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50%  (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

------------- ----------------------------------------------------------- ---------------------------------------------------------





                                       2

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------

------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   WMAC Investors, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50% (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   CO

------------- ----------------------------------------------------------- ---------------------------------------------------------





                                       3

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------

------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   WMAC Investment Corporation
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Wisconsin

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50% (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   CO

------------- ----------------------------------------------------------- ---------------------------------------------------------






                                       4

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------

------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   Phlcorp, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Pennsylvania

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50% (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   CO

------------- ----------------------------------------------------------- ---------------------------------------------------------







                                       5

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------

------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 61,020,581 (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            61,020,581 (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   61,020,581 (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50% (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   CO

------------- ----------------------------------------------------------- ---------------------------------------------------------









                                       6

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------

------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   Berkadia LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 -0- (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            -0- (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   -0- (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0% (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

------------- ----------------------------------------------------------- ---------------------------------------------------------








                                       7

-------------------------------------------------------------------------                ------------------------------------------
CUSIP No.  317928109                                                           13D
-------------------------------------------------------------------------                ------------------------------------------

------------- ----------------------------------------------------------- ---------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                   Berkadia Management LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (a) [x]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- ----------------------------------------------------------- ---------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

-------------------------- -------- ---------------------------------------------------- ------------------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
     SHARES
                           -------- ---------------------------------------------------- ------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 -0- (see Items 5 and 6)
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            -0- (see Items 5 and 6)

------------- -------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   -0- (see Items 5 and 6)

------------- ---------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0% (See Item 5)

------------- ----------------------------------------------------------- ---------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

------------- ----------------------------------------------------------- ---------------------------------------------------------


                     This amendment reports only a change in the entities through which Berkshire Hathaway Inc. and Leucadia National Corporation own their shares of common stock of The FINOVA Group Inc. The transaction described in this amendment did not change the ultimate control of those shares by, or change the number of those shares beneficially owned by, Berkshire Hathaway Inc. and Leucadia National Corporation, through their respective subsidiaries.

Item 1.              Security and Issuer.

                     This Statement constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), WMAC Investment Corporation ("WMAC"), a direct subsidiary of Phlcorp and WMAC Investors, Inc. ("WMAC II"), a direct subsidiary of WMAC (collectively, the "Leucadia Parties"), together with Berkadia Management LLC ("Berkadia Management"), a Delaware limited liability company, the members of which are BH Finance LLC ("BF"), an indirect subsidiary of Berkshire Hathaway Inc. ("Berkshire"), and WMAC, and Berkadia LLC ("Berkadia"), a Delaware limited liability company the members of which are WMAC II, Berkadia Management and BHF Berkadia Member Inc. ("BHF"), an indirect subsidiary of Berkshire, with respect to the common stock, $0.01 par value per share (the "Company Common Stock"), of The FINOVA Group Inc., a Delaware corporation (the "Company").

                     Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original
13D.

Item 2.              Identity and Background.

                     As discussed in the Original 13D, the Leucadia Parties, Berkadia, Berkadia Management, Berkshire and certain subsidiaries of Berkshire were members of a group with respect to 61,020,581 shares of Company Common Stock (the "Shares") that were owned of record by Berkadia.

                     On August 23, 2002 (and effective as of July 31, 2002), Berkadia transferred all of the Shares to Berkadia Equity Holdings LLC, a Delaware limited liability company ("BEH"), the members of which are WMAC II and BHF, and immediately thereafter transferred all of the membership interests in BEH to BHF and WMAC II in partial liquidation of the interests of WMAC II and BHF in Berkadia. As a result, BEH has become a reporting person with respect to the Shares.

                     Also, as a result of this transaction, Berkadia and Berkadia Management no longer have a direct or indirect interest in the Shares. The purpose of the transaction was to separate the ownership and management of the Shares from Berkadia's other activities. Berkshire and Leucadia each indirectly owned 50% of the membership interests in Berkadia insofar as such interests pertained to the Shares, and indirectly own 50% of the membership interests of BEH. The effect of the transaction was to move the Shares from one Berkshire-Leucadia jointly controlled entity (i.e., Berkadia) to another (i.e., BEH). The transaction did not change the ultimate control of the Shares or increase or decrease the number of the shares of Company Common Stock beneficially owned by Berkshire or Leucadia.

                     The Leucadia Parties, BEH, Berkadia and Berkadia Management are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, and the Leucadia Parties are solely responsible for the information contained in this separate filing, except for information with respect to BEH, Berkadia and Berkadia Management. BEH, Berkadia and Berkadia Management are Reporting Persons in this Schedule 13D but do not assume any responsibility for information contained herein with respect to the Leucadia Parties. Berkshire and its subsidiaries are filing a separate amendment to the Schedule 13D originally filed by Berkshire with respect to the Shares (the "Berkshire Amendment") that will include BEH, Berkadia and Berkadia Management as reporting persons. The information in this Amendment No. 1 and in the Berkshire Amendment with respect to BEH, Berkadia and Berkadia Management is duplicative out of necessity and does not reflect the acquisition of additional shares of Company Common Stock. For purposes of this Amendment No. 1, BEH and the Leucadia Parties are sometimes collectively referred to as the "Beneficial Owners."

                     (a)-(c) BEH is a Delaware limited liability company with its principal office at 1440 Kiewit Plaza, Omaha, Nebraska 68131. BEH was formed to hold the Shares. The members are WMAC II and BHF.

                     WMAC II is a Delaware corporation with its principal office at 315 Park Avenue South, New York, New York 10010. WMAC II is a company the sole business of which is owning the membership interest in Berkadia and BEH. All of its outstanding common shares are owned by WMAC.

                     The following information with respect to each executive officer and director of BEH is set forth in Schedule A hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

                     (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

                     Item 2 is incorporated herein by reference.

Item 4.              Purpose of the Transaction.

                     Items 2, 3 and 6 are incorporated herein by reference.

                     Pursuant to a Novation Agreement dated as of August 23, 2002 (the "Voting Agreement Novation Agreement"), among the Company, BEH, Berkadia, Berkshire and Leucadia, BEH agreed to be bound by the terms of the

Voting Agreement, dated as of August 21, 2001 (the "Voting Agreement"), by and among the Company, Berkadia, Berkshire, and Leucadia. A copy of the Voting Agreement Novation Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

                     Except as set forth above or in the Original 13D (as amended by this Amendment No. 1), the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.              Interest in Securities of the Issuer.

                     (a) After giving effect to the transfer of the Shares to BEH, the Beneficial Owners beneficially owned the following shares of Company Common Stock:

                         (i) BEH is the direct owner of 61,020,581 shares of
Company Common Stock representing approximately 50% of the Company Common Stock currently outstanding.

                         (ii) By virtue of its membership interests in BEH, for
purposes of this Amendment No. 1, WMAC II may be deemed to share voting and dispositive power with respect to Company Common Stock owned of record by BEH and therefore may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by BEH.

                         (iii) By virtue of its ownership of all of the
outstanding shares of WMAC II, for purposes of this Amendment No. 1, WMAC may be deemed to share voting and dispositive powers with respect to Company Common Stock owned of record by BEH and therefore may be deemed to be a beneficial owner of the shares of Company Common Stock beneficially owned by WMAC II.

                         (iv) By virtue of its ownership of all of the
outstanding shares of WMAC, for the purposes of this Amendment No. 1, Phlcorp may be deemed to share voting and dispositive powers with respect to Company Common Stock owned of record by BEH, and therefore may be deemed to be a beneficial owner of all of the shares of Company Common Stock beneficially owned by WMAC.

                         (v) By virtue of its ownership of all of the
outstanding shares of Phlcorp, for purposes of this Amendment No. 1, Leucadia may be deemed to share voting and dispositive power with respect to Company Common Stock owned of record by BEH, and therefore may be deemed to be a beneficial owner of all of the shares of Company Common Stock beneficially owned by Phlcorp.

                         (vi) By virtue of their ownership of Leucadia common
shares and their positions with Leucadia, for purposes of this Amendment No. 1, Mr. Cumming and Mr. Steinberg may be deemed to share voting and disposition powers with respect to Company Common Stock beneficially owned by BEH and therefore may be deemed to be beneficial owners of all of the shares of Company Common Stock beneficially owned by Leucadia.

                         (vii) Except as set forth in Paragraph (i) through (vi)
of this Item 5(a), and except for Berkshire and the other reporting persons (other than Berkadia or Berkadia Management) reflected in the Berkshire

Amendment, to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Company Common Stock.

                     (b) Item 5(a) is incorporated herein by reference. Subject to the provisions of the operating agreement of BEH, each of the Beneficial Owners may be deemed to share voting and dispositive powers with respect to the Shares with Berkshire and the other reporting persons reflected in the Berkshire Amendment.

                     (c) Item 2 is incorporated herein by reference. Except as otherwise described herein or in the Berkshire Amendment, none of the persons identified pursuant to Item 2 above has effected any transactions in Company Common Stock during the past sixty days.

                     (d) Not applicable.

                     (e) On August 23, 2002, effective as of July 31, 2002, Berkadia and Berkadia Management ceased to be the beneficial owners of any Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     Berkadia, BEH and the Company have entered into a Novation Agreement and Amendment to Registration Rights Agreement, dated as of August 23, 2002 (the "Registration Rights Agreement Novation Agreement"), by which BEH has become a party to, and Berkadia has ceased being a party to, the Registration Rights Agreement, dated as of August 21, 2001 (the "Registration Rights Agreement") , by and between Berkadia and the Company, as filed as an exhibit to the Original 13D. No other material change has been made to the Registration Right Agreement. The Registration Rights Agreement Novation Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

                     The information in Item 4 with respect to the Voting Agreement Novation Agreement is incorporated herein by reference. The Voting Agreement Novation Agreement, which is filed as Exhibit 4 hereto, is incorporated herein by reference.

                     Under the BEH Operating Agreement, effective as of July 31, 2002 (the "BEH Operating Agreement"), filed as Exhibit 2 hereto and incorporated herein by reference, BEH has the same rights to designate directors to the Company's board of directors as were previously held by Berkadia. Accordingly, if BEH is entitled to, or has power to, elect or otherwise nominate or designate directors to the Company's board of directors, then BEH shall elect, nominate or designate such directors. If the number of directors to be chosen by BEH is an even number, then each of BEH's two members shall choose one-half of such directors. If the number is an odd number, then the members shall unanimously agree on one director and one-half of the remaining directors shall be selected by each of BEH's two members. The BEH Operating Agreement also provides that except in the event of a liquidation of BEH, or as otherwise unanimously agreed by BEH's members, BEH shall cause the Shares to be held by, and not sold, transferred, exchanged or distributed by, BEH. Under the terms of the Voting Agreement Novation Agreement and the BEH Operating Agreement, BEH also agrees to vote the Shares as required by the Voting Agreement and otherwise as is unanimously agreed by BEH's members; provided that, under the BEH Operating

Agreement, if the members cannot agree, then BEH shall vote the Shares in the manner directed by each member with respect to that number of Shares as is in proportion to such member's membership interest in BEH. The BEH Operating Agreement also provides that if a member or its affiliate desires to acquire additional securities, or interests or participations in bank loans, of the Company or its affiliates, then such member or its affiliate may not proceed with such transaction unless the other member is afforded a reasonable opportunity to acquire one-half of such securities, or interests or participations in bank loans on the same terms and conditions.

                     Other than as set forth above or otherwise described in the Original 13D (as amended by this Amendment No. 1), there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between
(a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreements filed herewith as Exhibits 1-4.

Item 7.              Material to be Filed as Exhibits.

                     1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

                     2. Berkadia Equity Holdings LLC Operating Agreement, effective as of July 31, 2002, dated August 23, 2002, by and between BHF and WMAC II, incorporated herein by reference to Exhibit 2 to the Berkshire Amendment.

                     3. Novation Agreement and Amendment to Registration Rights Agreement, dated as of August 23, 2002, among Berkadia, BEH and the Company, incorporated herein by reference to Exhibit 3 to the Berkshire Amendment.

                     4. Novation Agreement, dated as of August 23, 2002, among the Company, BEH, Berkadia, Berkshire and Leucadia, incorporated herein by reference to Exhibit 4 to the Berkshire Amendment.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  August 27, 2002

                                        BERKADIA EQUITY HOLDINGS LLC

                                        BY: /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President


                                        WMAC INVESTORS, INC.

                                        BY:  /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President


                                        WMAC INVESTMENT CORPORATION

                                        BY:  /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President


                                        PHLCORP, INC.

                                        BY:  /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President


                                        LEUCADIA NATIONAL CORPORATION

                                        BY:  /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President


                                        BERKADIA LLC

                                        BY: /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President


                                        BERKADIA MANAGEMENT LLC

                                        BY:   /S/ Joseph A. Orlando
                                            ----------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President

                                   SCHEDULE A

Directors and Executive Officers of BEH
---------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of BEH. To the knowledge of BEH, each person listed below is a United States citizen.

                     For purposes of this Schedule A, WMAC II is "(a)", WMAC is "(b)", Phlcorp is "(c)", Leucadia is "(d)" and BEH is "(e)".


                                          Director-                                          Principal Occupation or
Name and Business Address                 ships               Offices                        Employment
-------------------------                 -----               -------                        ----------
Thomas E. Mara                            (c)                 Executive Vice President and   Executive Vice President and
c/o Leucadia National Corporation                             Treasurer of (d); Executive    Treasurer of (d)
315 Avenue South                                              Vice President of (a);
New York, NY 10010                                            President of (c); Vice
                                                              President of (e)
Joseph A. Orlando                         (a),(b),(c)         Vice President and Chief       Vice President and Chief Financial
c/o Leucadia National Corporation                             Financial Officer of (d);      Officer of (d)
315 Avenue South                                              Vice President of (a), (b),
New York, NY 10010                                            (c), (e); Treasurer of (c)
Marc D. Hamburg                           --                  Vice President and Treasurer   Vice President and Treasurer of
c/o Berkshire Hathaway, Inc.                                  of Berkshire Hathaway Inc.;    Berkshire Hathaway Inc.
1440 Kiewit Plaza                                             President and Chief
Omaha, Nebraska 68131                                         Financial Officer of (e)
Mark D. Millard                           --                  Vice President of (e)          Director of Financial Assets of
c/o Berkshire Hathaway, Inc.                                                                 Berkshire.
1440 Kiewit Plaza
Omaha, Nebraska 68131
Daniel J. Jaksich                         --                  Vice President of (e)          Controller of Berkshire
c/o Berkshire Hathaway, Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131


                                  EXHIBIT INDEX


     Exhibit No.                        Description of Document
     -----------                        -----------------------

         1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D

         2. Berkadia Equity Holdings LLC Operating Agreement, effective as of July 31, 2002, dated August 23, 2002, by and between BHF and WMAC II, incorporated herein by reference to Exhibit 2 to the Berkshire Amendment.

         3. Novation Agreement and Amendment to Registration Rights Agreement, dated as of August 23, 2002, among Berkadia, BEH and the Company, incorporated herein by reference to Exhibit 3 to the Berkshire Amendment.

         4. Novation Agreement, dated as of August 23, 2002, among the Company, BEH, Berkadia, Berkshire and Leucadia, incorporated herein by reference to Exhibit 4 to the Berkshire Amendment.










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